SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
October 24, 2007
Commission File Number: 1-31253
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED AS PART OF THIS FORM 6-K
     See the Exhibit Index to this Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
October 24, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Press Release announcing Cash Distribution for November 15, 2007.

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR NOVEMBER 15, 2007
(Calgary, October 23, 2007) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its November 15, 2007 cash distribution will be Cdn $0.225 per trust unit. The distribution is net of amounts withheld to partially finance capital expenditures. The ex-distribution date is October 30, 2007. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of November 1, 2007.
The distribution of Cdn $0.225 per trust unit is equivalent to approximately U.S. $0.235 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9642. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of September 2007. Cash distributions paid over the past 12 months now total Cdn $2.95 per trust unit or approximately U.S. $2.71 per trust unit.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051